Filed by Equitrans Midstream Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Equitrans Midstream Corporation
Commission File No. 001-38629
Date: March 11, 2024

The following presentation relates to the proposed transaction between Equitrans Midstream Corporation and EQT Corporation, pursuant to that certain Agreement and Plan of Merger, dated as of March 10, 2024, by and among EQT Corporation, Humpty Merger Sub Inc., Humpty Merger Sub LLC and Equitrans Midstream Corporation.

3/10/20 1 24 1 Transformational Acquisition of Equitrans Midstream March 11, 2024 Creating the Premier, Vertically Integrated Natural Gas Business

2 Creating the Must-Own Energy Company Providing investors the best risk-adjusted exposure to natural gas + Strategic Combination Creates America’s First Vertically Integrated Natural Gas Business Prepared to Compete in a Global Market FORTIFIES THE BASE BUSINESS AND UNLEASHES THE UPSIDE ✓ Unrivaled integrated cost structure drives durable free cash flow generation ✓ Transforms quality of already peer-leading inventory depth ✓ Unparalleled free cash flow margins strengthens credit quality ✓ Financial accretion for shareholders over the near and long-term ✓ Unrivaled low cost structure limits hedging needs, unleashing the upside ✓ Identified >$425 MM of per annum synergies

Equitrans Merger Creates the Premier American Natural Gas Company

Solidifies EQT as the lowest cost natural gas producer, driving robust free cash generation in all commodity price environments

EQT + equitrans Midstream



ETRN BRINGS EXTENSIVE OVERLAP AND DIRECT CONNECTIVITY IN CORE OPERATIONS AREA

Gathering: ~1,220 miles
Water: ~200 miles
Transmission: ~940 miles
MVP: ~300 miles

>$35 B	**~$23 B**	**$7.5 B**
Enterprise Value	Equity Value	Long-Term Debt Target
~6.3 Bcfe/d	**>8.0 Bcfe/d**	**~90%**
Upstream Net Production	Gathered Volume Throughput	EQT Integrated Volumes
~$16 B	**~$6 B**	**~30%**
2025E – 2029E Cumulative FCF[(1)]	Annual Adj. EBITDA[(1)]	Midstream Cash Flows

PROVIDING INVESTORS THE BEST RISK-ADJUSTED EXPOSURE TO NATURAL GAS

1. Non-GAAP measure. See appendix for definition. EQT pro forma forecast assumes strip pricing as of March 6, 2024.

3

4 MANAGEMENT TAKEOVER ALTA ACQUISITION TUG HILL / XCL ACQUISTION ETRN PRO FORMA CVX ACQUISITION STRATEGIC PATH INTENTIONALLY SET THE STAGE FOR THE CREATION OF AMERICA’S PREMIER NATURAL GAS BUSINESS › Every acquisition has deliberately included midstream assets as EQT recognized material cost structure advantage of integrated infrastructure › Successful track record of integrating $9 B of acquisitions all with midstream assets provides tremendous confidence in combining businesses and achieving synergies › More than 90% of pro-forma gross operated production will flow through EQT-owned midstream assets, creating unrivaled margin advantage vs. peers Infrastructure Ownership Has Been a Core Focus of EQT’s M&A Strategy Every acquisition since management takeover included margin-enhancing midstream assets STRONG TRACK RECORD OF INTEGRATING ASSETS WITH MARGIN-ENHANCING INFRASTRUCTURE OWNERSHIP % of EQT’s operated production gathered internally As we enter the global era of natural gas, it is imperative for U.S. natural gas companies to evolve their business models to compete on the global stage against vertically integrated rivals. The acquisition of Equitrans is a once in a lifetime opportunity to vertically integrate one of the highest quality natural gas resource bases anywhere in the world. “ ” - TOBY Z. RICE, PRESIDENT & CEO 0% 2019 20% 40% 60% 80% 100% 2020 2021 2022 2023 2024

Pro Forma EQT Has Unmatched Cost of Supply and Free Cash Flow Durability

Integrated business model drives differentiated free cash flow durability and a resilient credit profile even at low prices

NYMEX GAS PRICE NEEDED TO GENERATE FREE CASH FLOW[1]

$/MMBtu


$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
VERTICAL INTEGRATION MATERIALLY REDUCES FCF BREAKEVEN
MULTI-DECADE LOW GAS PRICE (2)
Long-Term PF EQT + ETRN
A
B
EQT
C
D
E
F

VERTICALLY INTEGRATED BUSINESS MODEL CREATES A STRUCTURAL HEDGE

"When a company is selling a product with commodity-like economic characteristics, being the low-cost producer is all-important."

WARREN BUFFETT

1. Non-GAAP measure. See appendix for definition. Peer data sourced from March 2024 J.P. Morgan Natural Gas Reservoir Report, assumes 2024-2025 average unhedged breakeven. Standalone EQT (2024-2025 average) and long-term pro forma EQT and ETRN sourced from internal EQT estimates. Peers consist of AR, CHK, CNX, GPOR, RRC and SWN. 2. Average daily NYMEX gas settlement price in 2020 of $1.99/MMBtu.

5

6 - 1,000 2,000 3,000 4,000 EQT PF EQT + ETRN A B C D E F BREAKEVEN PRICING <$2.50 $2.50-$3.00 $3.00-$3.50 Integration Transforms Inventory, Further Differentiating Unparalleled Asset Base Materially lower cost structure means quality of inventory depth gets even deeper EQT HOLDS UNPARALLELED INVENTORY DEPTH(1) Gross operated Appalachian locations PRO FORMA LOWEST COST DRILLING INVENTORY IS ~3X TIMES DEEPER THAN CLOSEST PEERS 1. Source: Enverus Appalachia Play Fundamentals, August 2023. Peers include AR, CHK, CNX, CTRA, RRC and SWN. ETRN Acquisition Reduces EQT’S Inventory Breakeven >$0.50/MMBTU >200% Increase In Low-Cost Inventory

7 Integrated Model Uniquely Positions EQT to Thrive Amid Gas Price Volatility Midstream cash flow provides a structural hedge, unlocking differentiated upside by limiting need to hedge 1. Non-GAAP measure. See appendix for definition. 2. Assumes 35% hedged standalone business versus 15% hedged pro forma business. FREE CASH FLOW PER SHARE ACCRETION PROFILE(1) % FCF/Share Accretion vs Standalone Hedged Business Model(2) 5% ACCRETION Low Prices High Prices FCF/Share Accretion Low High Volatility Will Drive “Fat Tail” Distributions of Outcomes Mid-Cycle Natural Gas Prices AN INTEGRATED BUSINESS MODEL PROVIDES THE BEST RISK-ADJUSTED NATURAL GAS EXPOSURE MINIMIZES NEED TO HEDGE, UNLEASHING GAS PRICE UPSIDE DOWNSIDE PROTECTION THROUGH UNMATCHED LOW COST STRUCTURE

8 Pipelines G&P Oil E&P Gas E&P ETRN EQT 4.0x 6.0x 5.0x 8.0x 7.0x 9.0x 11.0x 10.0x 3.0x 40% EV / 2025 Adj. EBITDA(1) (Unhedged) 50% 60% 70% 80% 90% 2025 FCF(1) Conversion (Unlevered FCF / Adj. EBITDA(1)) Unrivaled Free Cash Flow Conversion Materially Differentiates EQT’s Business Premium assets trade at premium multiples 2025 FCF(1) CONVERSION VS. VALUATION (UNHEDGED) VALUATION UNDERPINNED BY HIGH CASH CONVERSION > Valuation multiples reflect the quality of the underlying business’ cash flows, including among gas peers > Midstream integration improves cash flow quality through higher FCF/Adj. EBITDA conversion and less volatility > Cash flow de-risking limits the need to hedge cost structure, which unlocks max exposure to price upside > Symbiotic relationship of the assets and synergy capture should unlock further potential for multiple re-rating Forget what you know about buying fair “ businesses at wonderful prices; instead buy wonderful businesses at fair prices.” - CHARLIE MUNGER SYNERGIES AND RE-RATE POTENTIAL EQT PF(2) Majors Source: FactSet as of 3/8/24. Note: Gas E&P peers include AR, CHK, CNX, CRK, CTRA, GPOR, RRC, SWN; Oil E&P peers include APA, CHRD, CIVI, CRGY, DVN, EOG, FANG, MRO, MTDR, MUR, NOG, OVV, OXY, PR, SM; Major peers include BP, COP, CVX, SHEL, XOM; G&P peers include DTM, ENLC, ETRN, HESM, TRGP, USAC, WES; Pipeline peers include ENB, EPD, ET, KMI, KNTK, MPLX, OKE, PAA, SUN, TRP, WMB. 1. Includes Non-GAAP measures. See appendix for definition. FCF conversion excludes impacts from hedges and capital expenditures. FCF Conversion defined as unlevered free cash flow / Adj. EBITDA less Hedges. 2. Pro forma EQT based on Status Quo EQT plus Status Quo ETRN plus $250 m m of synergies. Reflects FactSet consensus estimates.

9 $120 Financial & Corporate Costs $55 $75 Uptime & Production Capital & Optimization Operating Costs HIGH CONFIDENCE SYNERGIES $250 Total Near-Term Synergies $175 Infrastructure Optimization UPSIDE SYNERGIES A significant portion of Equitrans’ gathering systems are legacy Rice Midstream assets, which were built and operated under a leadership team who currently runs EQT’s midstream operations. Our midstream team knows these assets, which along with our track record of highly efficient integration gives me exceptionally high confidence in our ability to “ maximize synergy potential.” - TOBY Z. RICE, PRESIDENT & CEO Achievable Synergies Informed By Direct Knowledge of Equitrans Assets High confidence base synergy capture with material upside potential ENHANCED STRATEGIC ALIGNMENT DRIVING STRONG SYNERGY POTENTIAL $ MM per annum TOTAL SYNERGY CAPTURE OPPORTUNITY $425+ MM Potential Annual Savings 1. Non-GAAP measure. See appendix for definition.

10 $0 $2 $4 $6 $8 $10 $12 PRO FORMA DEBT PROFILE AND TARGETS $ B $14 EQT ETRN Retirement Target Target Total Debt High Confidence Pathways to Achieve Material Debt Reduction Free cash flow, asset sales provide low risk path to $5+ billion of debt repayment post close with full vetting from rating agencies TARGETING TOTAL DEBT OF $7.5 B 12 – 18 months post-close UNWAVERING COMMITMENT TO INVESTMENT GRADE CREDIT › EQT has fully vetted pro forma balance sheet with S&P, Moody’s, and Fitch to ensure continuance of Investment Grade credit ratings › Pro forma business evaluated on a hybrid upstream / midstream ratings structure that appreciates merits of integrated business model and improved cash flow durability › Identified $5+ B of debt reduction potential via organic free cash flow generation and asset sales LOW RISK DEBT RETIREMENT PATHWAYS ORGANIC DE-LEVERAGING › Integrated business will generate durable free cash flow; 2024E-2028E cumulative free cash flow expected to be ~2x combined debt due by 2028 providing ample room for natural de-levering › Integration of contractual volume commitments eliminates more than $11 billion of future liabilities › EQT transaction history and balance sheet stewardship underscores our commitment to low absolute debt and leverage ASSET SALES › Highly coveted non-core assets, including regulated assets of ETRN, provide significant coverage and optionality to achieve debt retirement goals › Previously initiated non-operated NE PA asset sale process progressing favorably HIGH CONFIDENCE DE-LEVERAGING PATHWAYS 1. Non-GAAP measure. See appendix for definition. Minimum volume commitments include gathering, water and MVP.

11 TRANSACTION › On March 11, 2024, EQT announced the acquisition of ETRN in an all-stock transaction • 0.3504 shares of EQT stock for each share of ETRN stock, representing an implied value of $12.50 per ETRN share based on the volume weighted average price of EQT common stock for the 30 days ending on March 8, 2024 • Combined enterprise value of >$35 B GATHERING › ~1,220 miles of high-pressure pipeline, ~491,000 HP of compression • 13-year weighted average firm gathering contracts • EQT directly holds firm capacity of 3 Bcf/d, stepping up to 4 Bcf/d by 2026, and an additional 1.2 Bcf/d on Hammerhead TRANSMISSION › ~940 miles of FERC-regulated interstate pipelines with 4.4 Bcf/d of capacity, 135,000 HP of compression, and 43 Bcf of working gas storage • Direct connectivity to 7 interstate pipelines provides access to all major gas demand regions, including local demand • 12-year weighted average firm transmission and storage contracts • EQT holds ~2.3 Bcf/d of aggregate firm capacity WATER › ~200 miles of mixed-use water pipelines with ~350k Bbl of above ground storage • Water network reduces customers’ disposal and capital costs while also enhancing safety and environmental attributes • 10-year firm contracts executed with EQT and another producer customer MVP › Mountain Valley Pipeline (MVP) Joint Venture, ~ 4 9 . 0 % expected ownership and operator › ~300 mile, 42” diameter FERC-regulated pipeline connecting low-cost Appalachia natural gas to growing demand in the southeast U.S. • 2.0 Bcf/d capacity with ability to expand up to ~2.5 Bcf/d • 20-year firm capacity contracts (EQT holds ~1.5 Bcf/d) CLOSING › Transaction expected to close in Q 4 2024, subject to shareholder approvals and regulatory clearances • Pro forma ownership ~ 7 4 % EQT / ~ 2 6 % ETRN › Transaction closing contingent on FERC authorizing MVP to commence service › Upon the closing of the transaction, three representatives from ETRN will join EQT’s Board of Directors Transaction Summary

12 World class, vertically integrated natural gas company creates unparalleled investment opportunity EQT + ETRN COMBINATION CREATES THE MUST-OWN ENERGY COMPANY › Top U.S. natural gas producer with long-term <$2.00/MMBtu breakeven pro forma drives durable free cash flow(1) › Low-cost profile mitigates downside pricing exposure while allowing upside opportunity capture VERTICAL INTEGRATION UNLOCKS MEANINGFUL VALUE CREATION › Peer-leading free cash flow breakeven drives unmatched free cash flow generation across commodity cycles › $250 MM per year of high-confidence synergies assumed with $425+ MM of synergies identified in total PREMIER PURE-PLAY APPALACHIAN PRODUCER › ~1,100,000 EQT core net acres with world-class operating capabilities and pro forma >3,000 miles of pipeline › ~4,000 de-risked locations provides decades of inventory & repeatable performance LOW COST OF CAPITAL, INVESTMENT GRADE BALANCE SHEET › Pro forma investment grade credit profile and de-leveraging plan fully vetted by all three credit rating agencies › S&P 500 inclusion drives liquidity and low cost of capital MODERN, DATA-DRIVEN OPERATING MODEL › Drives a culture of organizational transparency to maximize operating efficiencies › Super-charges the speed and quality of acquisition integrations with a proven track record ESG LEADERSHIP, LOW EMISSIONS INTENSITY › Entrepreneurial management team with proven track record and outperformance › Peer-leading emissions reduction targets, targeting net zero(2) by or before 2025 EQT + Equitrans is the Must-Own Energy Company 1. Non-GAAP measure. See appendix for definition. 2. “Net zero” refers to net zero Scope 1 and Scope 2 greenhouse gas emissions, in each case from assets owned by EQT on June 30, 2021 (i.e., when EQT announced its net zero goal). Scope 1 greenhouse gas emissions are based exclusively on emissions reported to the U.S. Environmental Protection Agency (EPA) under the EPA’s Greenhouse Gas Reporting Program (Subpart W) for the onshore petroleum and natural gas production segment.

13 13 Cautionary Statements and Non-GAAP Definitions

14 This presentation contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect EQT Corporation’s (“EQT”) and Equitrans Midstream Corporation’s (“Equitrans”) current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between EQT and Equitrans, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although EQT believes EQT’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this presentation. Actual outcomes and results may differ materially from those included in the forward-looking statements in this presentation due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of EQT may not approve the issuance of EQT common stock in connection with the proposed transaction; the possibility that the shareholders of Equitrans may not adopt the merger agreement; the risk that EQT or Equitrans may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Equitrans to retain and hire key personnel, on the ability of EQT or Equitrans to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Equitrans' operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Equitrans, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; Equitrans' ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on EQT and Equitrans or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Equitrans expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Equitrans' businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of EQT’s or Equitrans' operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Equitrans' control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in EQT’s and Equitrans' Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Equitrans' control. Additional risks or uncertainties that are not currently known to EQT or Equitrans, that EQT or Equitrans currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this presentation. EQT and Equitrans undertake no obligation to publicly correct or update the forward-looking statements in this presentation, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. This presentation also refers to adjusted EBITDA, free cash flow, and free cash flow per share. These non-GAAP financial measures are not alternatives to GAAP measures and should not be considered in isolation or as an alternative for analysis of results as reported under GAAP. For additional disclosures regarding these non-GAAP measures, including definitions of these terms, please refer to the appendix of this presentation. Cautionary Statements Investor Contact Cameron Horwitz Managing Director, Investor Relations & Strategy Cameron.Horwitz@eqt.com 412.395.2555 EQT Corporation (NYSE: EQT) EQT Plaza 625 Liberty Avenue, Suite 1700 Pittsburgh, PA 15222

15 Information About Proxy Solicitation IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS; ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between EQT and Equitrans, EQT intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Equitrans and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Equitrans also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document EQT or Equitrans may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN C ON N ECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, EQUITRANS, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Equitrans. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Equitrans through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Equitrans may be obtained free of charge on Equitrans' website at www.ir.equitransmidstream.com. PARTICIPANTS IN SOLICITATION EQT and Equitrans and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Equitrans' directors and executive officers and their ownership of Equitrans' securities is set forth in Equitrans' filings with the SEC, including Equitrans' Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of Equitrans' securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph. NO OFFER OR SOLICITATION This presentation relates to the proposed transaction between EQT and Equitrans. This presentation is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

16 Non-GAAP Financial Measures ADJUSTED OPERATING CASH FLOW, FREE CASH FLOW, FREE CASH FLOW YIELD AND FREE CASH FLOW PER SHARE Adjusted operating cash flow is defined as net cash provided by operating activities less changes in other assets and liabilities. Free cash flow is defined as adjusted operating cash flow less accrual-based capital expenditures, excluding capital expenditures attributable to noncontrolling interests. Free cash flow yield is defined as free cash flow divided by market capitalization. Free cash flow per share is defined as free cash flow divided by EQT Corporation’s (the “Company”) weighted average common shares outstanding. Adjusted operating cash flow, free cash flow, free cash flow yield and free cash flow per share are non-GAAP supplemental financial measures used by the Company's management to assess liquidity, including the Company's ability to generate cash flow in excess of its capital requirements and return cash to shareholders. The Company’s management believes that these measures provide useful information to external users of the Company's consolidated financial statements, such as industry analysts, lenders and ratings agencies. Adjusted operating cash flow, free cash flow, free cash flow yield and free cash flow per share should not be considered as alternatives to net cash provided by operating activities or any other measure of liquidity presented in accordance with GAAP. The Company has not provided projected net cash provided by operating activities or reconciliations of projected adjusted operating cash flow and free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. The Company is unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. The Company is unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its payments and its customers’ payments, with accuracy to a specific day, months in advance. Furthermore, the Company does not provide guidance with respect to its average realized price, among other items, that impact reconciling items between net cash provided by operating activities and adjusted operating cash flow and free cash flow, as applicable. Natural gas prices are volatile and out of the Company’s control, and the timing of transactions and the income tax effects of future transactions and other items are difficult to accurately predict. Therefore, the Company is unable to provide projected net cash provided by operating activities, or the related reconciliations of projected adjusted operating cash flow and free cash flow to projected net cash provided by operating activities, without unreasonable effort. ADJUSTED EBITDA Adjusted EBITDA is defined as net income (loss), excluding interest expense, income tax (benefit) expense, depreciation and depletion, (gain) loss on sale/exchange of long-lived assets, impairments, the revenue impact of changes in the fair value of derivative instruments prior to settlement and certain other items that impact comparability between periods. Adjusted EBITDA is a non-GAAP supplemental financial measure used by the Company's management to evaluate period-over-period earnings trends. The Company's management believes that this measure provides useful information to external users of the Company's consolidated financial statements, such as industry analysts, lenders and ratings agencies. Management uses adjusted EBITDA to evaluate earnings trends because the measure reflects only the impact of settled derivative contracts; thus, the measure excludes the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement. The measure also excludes other items that affect the comparability of results or that are not indicative of trends in the ongoing business. Adjusted EBITDA should not be considered as an alternative to net income (loss) presented in accordance with GAAP. The Company has not provided projected net income (loss) or a reconciliation of projected adjusted EBITDA to projected net income (loss), the most comparable financial measure calculated in accordance with GAAP. Net income (loss) includes the impact of depreciation and depletion expense, income tax (benefit) expense, the revenue impact of changes in the projected fair value of derivative instruments prior to settlement and certain other items that impact comparability between periods and the tax effect of such items, which may be significant and difficult to project with a reasonable degree of accuracy. Therefore, projected net income (loss), and a reconciliation of projected adjusted EBITDA to projected net income (loss), are not available without unreasonable effort.